SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                FOR THE MONTH OF
                                   AUGUST 2001


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F X  Form 40-F
                                     ---           ---


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes     No X
                                      ---   ---

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CONVERSION PRICE ADJUSTMENT

         In accordance with the terms of the private placement agreement previously announced in January 2001, the conversion price of the Series F Preferred Shares has been adjusted from $1.50 to $1.14. The adjusted price represents 110% of the average closing price of the Company's Common Stock for the ten trading days beginning August 16, 2001 and ending August 29, 2001.







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[SAPIENS LOGO]

                                                FOR ADDITIONAL INFORMATION

                                                   Itzick Sharir
                                                   Chief Executive Officer
                                                   Sapiens International
                                                   Tel:  +1-877-554-2426
                                                         +972-8-938-2905
                                                   E-mail: itzick.s@sapiens.com
                                                           --------------------


            EDS CREDIT SERVICES TO USE SAPIENS-BASED MORTGAGE SYSTEM

Research Triangle Park, N.C.--August 21, 2001 --Sapiens International Corporation N.V. (NASDAQ: SPNS), today announced that EDS Credit Services, Ltd.
(ECSL) will use Sapiens eMerge as its development platform to support more than two million mortgage and personal loan accounts.

In an initial project, EDS Credit Services, Ltd. has acquired a license to the Sapiens eMerge development platform and has retained Sapiens experts to assist EDS in creating a leading edge solution to support real-time management of mortgages, secured and unsecured loans for the U.K. and Euro products.

As previously announced
(http://www.eds.com/news/news_release_template.shtml?rowid=1985), EDS Credit
Services is the largest loan service provider in the U.K., and expects to become the largest loan service provider in Europe.

Commenting on the announcement, Mr. Mark Boelens, IT Director of EDS Credit Services, said, "We chose the Sapiens mortgage system over three competing solutions because of its inherent flexibility and rapid reaction capabilities to changing market needs. We also have accumulated a great deal of experience working with the Sapiens team and knew that we could count on them for quality, on-time support during the entire project."

Mr. Yair Spitzer, Vice President- Sapiens UK, added: "This is an exciting new project that combines a significant follow-on project from our long-term customer, Abbey National. We are equally satisfied that our Sapiens eMerge solution will support Web-based and digital TV-based mortgage and loan management services. The entire Sapiens team is committed to successfully providing these services, and we look forward to the goals and challenges ahead."


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                                                                          PAGE 2

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of large-scale, customized, business-critical software solutions which are developed and delivered in rapid time-to-market. Through its e-Business Integration, Migration, Outsourcing and IT Services business lines, the Company enables its customers to capitalize on their IT assets in the transition to e-business. Sapiens' strategic solutions integrate its proven rapid application development
(RAD) methodology, efficient rule-based object technology, and extensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures a rapid return-on-investment and responsiveness to change. In addition, the Company provides its customers in the insurance/finance and supply chain markets with field-tested, reusable, business components, to expedite deployment of certain applications, as well as dedicated practice groups, which provide business domain expertise.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as EDS, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Panasonic UK, Principal Financial, Prudential, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.




                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      SAPIENS INTERNATIONAL CORPORATION N.V.
                                                   (Registrant)




Date: September 2, 2001                           By:
                                                     ------------------------
                                                     Steve Kronengold
                                                     General Counsel